EXHIBIT 4.4

REED ELSEVIER GROUP PLC

RULES OF THE REED ELSEVIER GROUP PLC
LONG TERM INCENTIVE SHARE OPTION SCHEME

(Approved by the shareholders of Reed Elsevier PLC
in general meeting on 8 April 2003)

(Approved by the shareholders of Reed Elsevier NV
in general meeting on 9 April 2003)

(Adopted by the directors on 29 January 2004)

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THE REED ELSEVIER GROUP PLC
LONG TERM INCENTIVE SHARE OPTION SCHEME

The Long-Term Incentive Share Option Scheme has two elements:

·

the Share Option element.  This involves the grant of options to acquire Shares at a set exercise price. The exercise of such options will be subject to achievement of a corporate performance target;  and

·

the Conditional Share Award element.  This involves the grant of rights to acquire Shares at no cost.  The vesting of such grants will be subject to achievement of a corporate performance target.

1.

DEFINITIONS

1.1

In this Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Adoption Date means 8 April 2003;

Award means a right to acquire Shares under the rules of this Plan, comprising either Share Option and/or Conditional Share Award elements;

Board means the Board of Directors of the Company;

the Committee means the remuneration committee of the board of directors of the Company or other duly authorised committee thereof;

Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);

the Company means Reed Elsevier Group plc;

Conditional Share Award means a right granted under the Plan to call for Shares without payment;

Conditional Share Award Vesting Date means (unless the Committee specifies otherwise at its Date of Grant), the third anniversary of the Date of Grant of the Conditional Share Award (or, if later, the date of publication of the final set of accounts of the Company which are relevant to the determination of the applicable performance condition);

Control has the meaning given to that word by section 840 of the Taxes Act;

Date of Grant means the date on which an Award is granted;

Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV;

Executive means any employee or executive director of any member of the Group or of RE PLC or RE NV whose terms of service require him to devote substantially the whole of his working time to the affairs of the Group;

Executive Scheme means any Share Option Scheme (other than the Scheme) under which individuals may be selected for participation at the discretion of the body administering that scheme;

Exercise Price means the price per Share payable on the exercise of an Option as determined by the Committee (subject to adjustment under rule ) but which shall not be less than:

(a)

in the case of a UK Share the closing middle market quotation for a UK Share as derived from the Daily Official List of the London Stock Exchange on the Date of Grant;

(b)

in the case of a Dutch Share the closing price for a Dutch Share on the Amsterdam Stock Exchange on the Date of Grant; and

(c)

in the case of any Option under which Shares are to be issued, the nominal value of a Share;

Grant Period means the period of 42 days commencing on any of the following:

(a)

the day immediately following the day on which the Qualifying Companies make an announcement of their results for the last preceding financial year, half year or other period (being a date on or after 1 January 2004); or

(b)

any day on which the Board resolves that exceptional circumstances exist which justify the grant of Options;

the Group means the Company and every company which is under the Control of the Company and member of the Group shall be construed accordingly;

Option means a right granted under the Scheme to subscribe for or purchase UK Shares and Dutch Shares in such proportions as the Committee shall, in its absolute discretion determine;

Option Period means the period commencing on the third anniversary of the Date of Grant and expiring on the tenth anniversary of the Date of Grant or such shorter period as the Committee shall specify at the time of grant;

Participant means any individual who holds a subsisting Award (including, where the context permits, the legal personal representatives of a deceased Participant);

Performance Period means the three year period commencing on the Date of Grant of an Award;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC  means Reed Elsevier PLC;

UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC;

the Scheme means this Reed Elsevier Group plc Long Term Incentive Share Option Scheme as amended from time to time;

Share Option Scheme means any employee share option scheme established by the Company or RE PLC, which relates to UK Shares;

Shares means a UK Share and/or a Dutch Share and Shareholder shall be construed accordingly;

Taxes Act means the Income and Corporation Taxes Act 1988.

1.1

Where the context permits the singular shall include the plural and vice versa and the masculine shall include the feminine.  Headings shall be ignored in construing the Scheme.

1.2

References to any act of Parliament shall include any statutory modification, amendment or re-enactment thereof.

2.

GRANT OF AWARDS

2.1

Subject to sub-rule  and , the Committee may grant Awards to Executives selected by the Committee in its absolute discretion during a Grant Period, provided that no less than 36 months has elapsed since the Date of Grant of the last Awards under the Scheme.  For the avoidance of doubt, no Executive shall have the right or expectation to participate in the Plan in any Grant Period.

2.2

No Award shall be granted to any Executive unless he agrees to release any outstanding award granted to him under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000).

2.3

The Committee may grant Awards to Executives selected by the Committee in its absolute discretion within the period of 36 months from the Date of Grant of the last Awards under the Scheme provided that:

(a)

such grants shall only be made to Executives who became employed by the Group in the first 24 months of such 36 month period; and

(b)

such grants shall be made over a number of  Shares which shall be scaled down pro rata to such Executive’s period of service within the remainder of the 36 month period; and

(c)

the terms of any Awards so granted shall be adjusted so that the end of the Option Period or the Conditional Share Award Vesting Date shall be the same as for the Awards granted at the start of such 36 month period, and the performance condition imposed pursuant to Rule  shall be measured over that foreshortened period; but

(d)

provided that any Option Price or the value of any such Award shall be determined by reference to the Share Price at the actual Date of Grant of such Awards.

2.4

Each Award shall comprise such proportions of Share Options and Conditional Share Awards as shall ensure that approximately 50% of the total expected value of the Award as at the Date of Grant shall be attributable to Share Options and approximately 50% of the total expected value of the Award as at the Date of Grant shall be attributable to Conditional Share Awards.

2.5

Save as otherwise permitted in these rules, objective conditions must be satisfied prior to the exercise of Awards.  Such conditions shall consist of the conditions set out in the Schedule to this Scheme.  There will be no retesting of such conditions.

2.6

The grant of an Award and/or the delivery of Shares upon exercise thereof shall be conditional on the Executive agreeing to comply with any arrangements specified by the Company for the payment of taxation and social security contributions (including without limitation the right to sell on his or her behalf sufficient Shares to satisfy any taxation or social security contributions liability on his or her part for which any member of the Group may be liable) in respect of an Award.

2.7

As soon as practicable after the Date of Grant the Committee shall procure the issue to such Executive of certificates in respect of an Award.  Such certificates shall be issued under the seal of the Company or otherwise to take effect as a deed, or may refer to another document evidencing the legal enforceability of the Award.

2.8

Each Participant shall be required to acknowledge the right of the Committee to reduce or cancel Awards pursuant to its powers set out in the Schedule to this Scheme.

2.9

Any Executive to whom an Award is granted may, by notice in writing to the Company given within 30 days after the Date of Grant, renounce in whole or in part his or her rights under the Award.  In such a case, the Award shall, to the extent renounced, be treated as never having been granted and (if already issued) the relevant certificate(s) shall be returned to the Company for cancellation or amendment.  No consideration shall be payable by the Company for any such renunciation.

2.10

No Award shall be granted under the Plan later than the tenth anniversary of the Adoption Date.

2.11

Every Award granted hereunder shall be personal to the Participant and, except to the extent necessary to enable a personal representative to exercise the Award following the death of a Participant, neither the Award nor the benefit thereof may be transferred, assigned, charged or otherwise alienated.  Any transfer of an Award otherwise than as permitted under this rule  shall cause the Award to lapse.

3.

SCHEME AND INDIVIDUAL LIMITS

3.1

No Award, or part of an Award, under which UK Shares may be issued shall be granted to the extent that the result of that grant would be that the aggregate number of UK Shares that could be issued on the exercise of that Award and any other Awards granted at the same time, when added to the number of UK Shares that:

(a)

could be issued on the exercise of any other subsisting share options granted during the preceding ten years under the Scheme or any other Share Option Scheme; and

(b)

have been issued on the exercise of any share options granted during the preceding ten years under the Scheme or any other Share Option Scheme; and

(c)

could be issued on the exercise of any other subsisting rights granted during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme); and

(d)

have been issued during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme),

would unless the Committee determines otherwise exceed 10 per cent. of the ordinary share capital of RE PLC for the time being in issue,

PROVIDED THAT:

(i)

Shares which may be issued on exercise of options under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000) shall not count against the equity dilution limit in this Rule  (as provided in rule 3.1 of the rules of that scheme); and

(ii)

for the avoidance of doubt where an Award is expressed to be exercisable over more than 100% of the Shares subject to the Award if certain performance conditions are met the number of Shares taken into account for the purpose of this Rule  shall be the maximum number of Shares which may be issued pursuant to the Award assuming that all performance conditions are satisfied.

3.2

Notwithstanding the rules of any other Share Option  Scheme, Shares which may be issued on exercise of Awards under the Scheme shall count only against the equivalent limit to that in rule  above, and not against any other equity dilution limit.  The rules of any such other Share Option Scheme shall be deemed to be amended accordingly.

3.3

The number of Dutch Shares which may be issued pursuant to Awards granted under the Scheme from time to time shall be agreed between the Committee and RE NV before such Awards are granted PROVIDED THAT the percentage referred to in Rule  above in relation to RE PLC shall apply in relation to RE NV.

3.4

Reference in this rule  to the issue of Shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of Shares.

3.5

No Executive shall be granted an Award which would, at the proposed Date of Grant, cause:

(a)

the aggregate of the Exercise Prices of Options under the Scheme granted to the Executive in the three year period up to and including the Date of Grant to exceed six times such Executive’s basic salary from the Group at the Date of Grant, or

(b)

the aggregate value of the Conditional Share Awards under the Scheme granted to the Executive in the three year period up to and including the Date of Grant to exceed the aggregate implied value of the Options under the Scheme (such value being calculated by reference to the Black Scholes method of valuation) at the Date of Grant.

4.

SPECIFIC PROVISIONS RELATING TO OPTIONS

4.1

Save as otherwise permitted in these rules, an Option may only be exercised:

(a)

during the relevant Option Period; and

(b)

if the conditions imposed under rule  have been fulfilled or waived in accordance with these rules.

4.2

Notwithstanding any other provision in these rules, an Option shall lapse automatically on the earlier of:

(a)

the expiry of the Option Period; and

(b)

the Participant being declared bankrupt or entering into any general composition with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986.

4.3

A Participant may exercise his Option in whole or in part by giving notice in writing to the Company in the form prescribed by the Committee specifying the number of Shares in respect of which the Option is being exercised and enclosing or arranging to provide payment in full of the aggregate Exercise Price of those Shares.  For the avoidance of doubt, the Option may be exercised in different proportions in respect of UK Shares and Dutch Shares.  The date of exercise shall be the date of the receipt by the Company of the notice of exercise.  If the Option is exercised in respect of some only of the Shares comprised in the Option, the Company shall procure the issue of an Option certificate to the Participant in respect of the balance or call in the original Option certificate for endorsement.

5.

SPECIFIC PROVISIONS RELATING TO CONDITIONAL SHARE AWARDS

5.1

A Conditional Share Award consists of a right to call for a number of Shares at any time within the time periods referred to in these rules.  All Conditional Share Awards which have not been called for will lapse at the end of such period or at any earlier date specified in the rules or by the Committee pursuant to Rule .

5.2

The number of Shares that vest under a Conditional Share Award (the Vesting Shares) shall be determined by the extent to which the performance conditions imposed under rule  have been fulfilled or waived in accordance with these rules by the Conditional Share Award Vesting Date.

5.3

Subject to Rule , a Participant may call for the Shares subject to a Conditional Share Award (in full, to the extent then exercisable) by giving written notice to the Company, requesting the Vesting Shares to which he or she is entitled.

5.4

The date of exercise shall be the date of the receipt by the Company of the notice of exercise.  For the avoidance of doubt, the Conditional Share Award may be exercised in different proportions in respect of UK Shares and Dutch Shares.  If the Participant calls for some only of the Shares comprised in the Conditional Share Award, the Company shall procure the issue of a Conditional Share Award certificate to the Participant in respect of the balance or call in the original Conditional Share Award certificate for endorsement.

5.5

The Committee may make such arrangements as it deems appropriate to satisfy the entitlements of Participants under Conditional Share Awards including without limitation:

(a)

by making arrangements to transfer Vesting Shares automatically to Participants in satisfaction of their entitlements under Conditional Share Awards following the relevant Conditional Share Award Vesting Date (without the need for Participants to call for Shares), or

(b)

by requiring a call for Vesting Shares under a Conditional Share Award to be made within 3 months (or such longer period as the Committee shall determine) after the relevant Conditional Share Award Vesting Date.

6.

EXERCISE AND LAPSE OF AWARDS - CESSATION OF EMPLOYMENT

6.1

Save as otherwise provided in these rules, an Award shall lapse automatically on the Participant ceasing to be an employee of a member of the Group.

6.2

Save as otherwise provided in these rules, where a Participant ceases to be an employee of a member of the Group by reason of:

(a)

death;

(b)

long term disability;

(c)

retirement due to ill-health;

(d)

retirement  at normal retirement date; or

(e)

any other reason if the Committee so decides in its absolute discretion then an award may be exercised either (at the Committee’s absolute discretion):

(a)

within such period after the leaving date as the Committee may at its discretion specify, in respect of that number of Shares which the Committee may at its discretion specify having regard to the Committee’s determination of the Award’s likely vesting level if the Award had continued until the maturity date; or

(b)

following maturity of the Award (when the vesting level of the Award will have been determined), subject to such reduction as the Committee shall determine to take account of the fact that the Participant was not in service for the full period between the Date of Grant and the vesting date respectively to Options and Conditional Share Award:

6.3

For the purposes of rules , , and  a female Participant shall not be treated as ceasing to be an employee of a member of the Group if absent from work wholly or partly because of pregnancy or confinement until she ceases to be entitled to exercise any statutory or contractual right to return to work.

6.4

For the purposes of rules , , and  following an Award rollover pursuant to rule , a Participant shall not be treated as ceasing to be employed by a member of the Group until he ceases to be employed by a company which is either (i) the Acquiring Company (as defined in rule ) or (ii) a subsidiary of the Acquiring Company (within the meaning of section 736 of the Companies Act 1985).

7.

GENERAL OFFER

7.1

If any person (either alone or together with any person acting in concert with him) obtains Control of a Qualifying Company as a result of a general offer to acquire the whole of the share capital of that Qualifying Company (other than those shares which are already owned by him and/or any person acting in concert with him), in respect of Shares in that Qualifying Company which are under the Award (but not in respect of Shares in the other Qualifying Company which are or may be under the Award), each Participant may exercise his Awards within the period set out in rule  below if and to the extent that the performance conditions imposed under rule  are met over the foreshortened period ending on the date of change of Control (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period).

7.2

Following a change of Control pursuant to rule , any Award which has not been exercised in respect of Shares in the Qualifying Company which undergoes the change of Control shall, without prejudice either to the operation of rule  or to the continuance of the Award in respect of Shares in the other Qualifying Company which are or may be under the Option, lapse automatically on the earlier of the following dates:

(a)

two months after the date on which the offer becomes unconditional in all respects; and

(b)

in the event that any person becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire UK Shares (or there occurs in relation to RE NV an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) one month after the date on which such person becomes so bound or entitled.

7.3

The provisions of rules  and  shall  not apply in the event that either:

(a)

the person obtaining Control of a Qualifying Company is the other Qualifying Company or a company under the Control of the other Qualifying Company; or

(b)

the Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Qualifying Company.

7.4

The provisions of rules  and  shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company PROVIDED THAT Awards shall not become exercisable under this rule  in the event that either:

(a)

the person obtaining Control of the Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)

the Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company.

In the event Awards become exercisable under this rule , Awards over Shares in both Qualifying Companies shall become exercisable.

8.

SCHEME OF ARRANGEMENT

8.1

If a court shall direct that a meeting of the holders of UK Shares be convened pursuant to section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of RE PLC or its amalgamation with any other company or companies then (unless rule  applies), a Participant may exercise his Awards in respect of UK Shares under his Award (without prejudice to the continuance of the Award in respect of Dutch Shares) within the period set out below.  The Award may only be exercised if and to the extent that the performance conditions imposed under rule  are met over the foreshortened period ending on the Relevant Date (as defined below) (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period).  The time period in which exercise may occur shall be the period between the date of the court’s direction and twelve noon on the day immediately preceding the date for which the shareholders’ meeting (the Relevant Date) is convened conditionally on the scheme of arrangement being either approved by the shareholders’ meeting or sanctioned by the court (as determined by the Committee in its absolute discretion) (the Relevant Condition).

8.2

Any Award which becomes exercisable under this rule  which is not exercised by twelve noon on the Relevant Date shall cease to be exercisable between that time and the first date on which it can be determined whether or not the Relevant Condition is satisfied.  If the Relevant Condition is not satisfied, Awards shall continue.  If the Relevant Condition is satisfied Awards shall, without prejudice to the operation of rule , lapse automatically on the date on which the scheme of arrangement is sanctioned by the court.

8.3

Where new Shares would be issued on exercise of an Award, the Committee shall endeavour to procure that, provided a Participant has conditionally exercised his Award as described in rule  above prior to twelve noon on the Relevant Date, the scheme of arrangement shall be extended to such Participant as if each Share in respect of which the Award was conditionally exercised had been allotted and issued to him by that time.

8.4

Without prejudice to the operation of rule , Awards in respect of UK Shares shall not without the consent of the Committee be exercisable under the foregoing provisions if the purpose and effect of the scheme of arrangement is to create a new holding company for the Company or RE PLC, such company having substantially the same shareholders and proportionate shareholdings as those of the Company or RE PLC (as the case may be) immediately prior to the scheme of arrangement.

8.5

The provisions of rules  to  shall apply mutatis mutandis to Awards in respect of Dutch Shares in the event that RE NV is subject to a legal process under Dutch law which is considered by the Committee to be broadly equivalent to section 425 of the Companies Act 1985.

9.

VOLUNTARY WINDING-UP

9.1

The provisions of rules , , and  shall apply mutatis mutandis in the event that notice is duly given of a resolution for a voluntary winding-up of a Qualifying Company PROVIDED THAT, for the purposes of this rule , all references in rule  to a change of Control or to an offer becoming unconditional in all respects shall be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.

10.

AWARD ROLLOVER

10.1

If any company (the Acquiring Company) obtains Control of a Qualifying Company or of the Company as a result of an event referred to in rules  or , each Participant, may at any time within one month of the change of Control, with the agreement of the Acquiring Company, release any Award in respect of Shares in that Qualifying Company which has not lapsed (the Old Right) in consideration of the grant to him of a new right (the New Right) which in the opinion of the Committee and the Acquiring Company is equivalent to the Old Right but relates to shares in a different company (whether the Acquiring Company itself or another company in its group).  The operation of this rule  on a change of Control of one Qualifying Company shall not affect the continuance of the Award in respect of Shares in the other Qualifying Company which are or may be subject to the Award.

10.2

Subject to rule , any performance condition imposed under rule  in relation to the Old Right shall not apply to the New Right unless the Committee and the Acquiring Company consider that it should so apply (subject to such modifications as they see fit).

10.3

In the event that either:

(a)

the person obtaining Control of the Company or Qualifying Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)

the Company or Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company or Qualifying Company,

Awards shall automatically be exchanged for New Rights as set out in rule  and the performance conditions imposed under rule  shall continue to apply (subject to such modifications as the Committee sees fit).

11.

ADJUSTMENT OF AWARDS

11.1

In the event of:

(i)

any Capital Reorganisation; or

(ii)

the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of an Award the Exercise Price of any Option, the definition of Shares and the number of Shares comprised in an Award in relation to the Shares in that Qualifying Company may be adjusted in such manner as the Committee may determine:  PROVIDED THAT:

(b)

no adjustment shall take effect without the prior approval of, in respect of an Award under which Shares are to be transferred, the person holding the Shares to which the Award relates, (such approval not to be unreasonably withheld);

(c)

no adjustment shall be made pursuant to this rule which would increase the aggregate Exercise Price of any Option;

(d)

except as provided in this subparagraph (iii) no adjustment may have the effect of reducing the Exercise Price to less than the nominal value of a Share.  Where an Option subsists over both issued or unissued Shares any such adjustment may only be made if the reduction of the Exercise Price of Options over both issued and unissued Shares can be made to the same extent.  Any adjustment to the Exercise Price of Options over unissued Shares shall only be made if and to the extent that the Committee shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price.  The Committee may apply such sum in paying up such amount on such Shares and so that on exercise of any Option in respect of which such reduction shall have been made the Committee shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid; and

(e)

no adjustment shall be made pursuant to this rule (other than on a capitalisation issue) unless and until the auditors for the time being of the Company (acting as experts not arbitrators) shall have confirmed in writing to the Committee that such adjustment is in their opinion fair and reasonable.

12.

ALLOTMENT OR TRANSFER OF SHARES ON EXERCISE OF AWARDS

12.1

Subject to any necessary consents, to payment being made for the Shares subject to any Option and to compliance by the Participant with the terms of the Scheme, not later than 7 days after receipt of any notice of exercise in accordance with rule  or , a Qualifying Company shall either allot and issue, or procure the transfer of, Shares to the Participant (or to his nominee).  The Qualifying Company shall (unless the Shares are to be issued in uncertificated form) as soon as practicable deliver to the Participant (or his nominee) a definitive share certificate or other evidence of title in respect of such Shares. Where the Shares are issued or transferred to a nominee of the Participant, the Participant shall remain the beneficial owner of the Shares.

13.

RIGHTS ATTACHING TO SHARES ALLOTTED OR TRANSFERRED PURSUANT TO AWARDS

13.1

All Shares allotted or transferred upon the exercise of an Award shall rank pari passu in all respects with the Shares in issue at the date of exercise save as regards any rights attaching to such Shares by reference to a record date prior to the date of exercise.

13.2

Any Shares acquired on exercise of Awards shall be subject to the articles of association of the relevant Qualifying Company from time to time.

14.

AVAILABILITY OF SHARES

14.1

A Qualifying Company shall at all times keep available for issue sufficient authorised but unissued Shares to permit the exercise of all unexercised Awards under which Shares may be allotted or shall otherwise procure that Shares are available for transfer in satisfaction of the exercise of Awards.

14.2

If and so long as the UK Shares are listed on the Official List of The London Stock Exchange, RE PLC will, at its expense, make application to The London Stock Exchange for admission to the Official List of UK Shares allotted on the exercise of any Award.

14.3

If and so long as Dutch Shares are listed on the Amsterdam Stock Exchange, RE NV will, at its expense, make application to the Amsterdam Stock Exchange for admission of Dutch Shares allotted on the exercise of any Award.

15.

ADMINISTRATION AND AMENDMENT

15.1

The decision of the Committee shall be final and binding in all matters relating to the Scheme and the Board may at any time discontinue the grant of further Awards or amend any of the provisions of the Scheme in any way it thinks fit:  PROVIDED THAT:

(a)

the Committee shall not make any amendment that would materially prejudice the interests of existing Participants except with their prior written consent; and

(b)

no amendment to the advantage of Executives or Participants may be made to:

(i)

the definition of Executive;

(ii)

the limitations on the numbers of Shares subject to the Scheme;

(iii)

the maximum entitlement of an Executive under the Scheme;

(iv)

the adjustment provisions of rule  of the Scheme;

without the prior approval of RE PLC in general meeting (and, if appropriate the prior approval of RE NV in general meeting), except in the case of minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Executives and Participants or any member of the Group; and

(c)

without prejudice to any provision of the Scheme which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees in writing to such cancellation.

16.

GENERAL

16.1

Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent not prohibited by section 151 of the Companies Act 1985.

16.2

The rights and obligations of a Participant under the terms and conditions of his office or employment shall not be affected by his participation in the Scheme or any right he may have to participate in the Scheme.  An individual who participates in the Scheme waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under or be entitled to exercise any Award under the Scheme as a result of such termination or from the loss or diminution in value of such rights or entitlements.  If necessary, the Participant's terms of employment shall be varied accordingly.

16.3

The existence of any Award shall not affect in any way the right or power of the Company or its shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company's capital structure, or any merger or consolidation of the Company, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

16.4

Any notice or other document required to be given under or in connection with the Scheme may be delivered to a Participant or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate.  Notices sent by post shall be deemed to have been given on the day following the date of posting.  Any notice or other document required to be given to the Company under or in connection with the Scheme may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants).

16.5

Benefits under the Scheme shall not be pensionable.

16.6

The Company, or where the Committee so directs any member of the Group, shall pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the exercise of Awards.

16.7

These rules shall be governed by, and construed in accordance with, the laws of England.

16.8

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SCHEDULE 1
PERFORMANCE CONDITIONS

This Schedule sets out the performance conditions for the purposes of rule .

1.

In this Schedule, unless the context otherwise requires, the definitions in the rules of the Scheme shall apply, and the following words and expressions shall have the following meanings:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Test Period;

Earnings per Share means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items, and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Test Period and for the Base Year the Committee may:

(a)

adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)

adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year; and

(c)

adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985; and

Test Period means in relation to any Award the period of three consecutive Financial Years commencing with the Financial Year starting immediately before the Date of Grant of the relevant Award.

1.

Awards under the Scheme shall only be exercised if and to the extent that the conditions set out below are satisfied.

Shareholding Condition

2.

Awards shall not be exercisable unless:

(a)

at the date of exercise the Participant holds Shares in the Qualifying Companies with an aggregate Share Price equal to 1.5 times the Participant’s basic salary from the Group as at the Date of Grant (in the case of a Participant who is a director of the Company or a Qualifying Company) and 1 times the Participant’s basic salary from the Group as at the Date of Grant (in the case of any other Participant),  and

(b)

the Committee is satisfied that the Participant complies or has since the Date of Grant of the Award complied with the Company’s shareholding guidelines for directors and senior executives.

For the purposes of the condition in paragraph 3(a) the Share Price shall be the Share Price at the date of exercise of the Award provided that the Committee shall if it thinks fit have discretion to determine whether the condition is met by reference to the average Share Price over any period since the Date of Grant or the Share Price at any other time (including the date of acquisition of any Shares by the Participant).

EPS Condition

1.

The EPS condition relating to the Awards under the Scheme shall be applied over the Test Period.  For the purposes of this condition, the arithmetic mean of the growth in Earnings per Share achieved by each Qualifying Company shall be used.

2.

The vesting level of any Award shall be determined on a sliding scale as follows:

Average EPS growth per annum over Test Period	Percentage of Award vesting
Less than 8%	0%
8% or more	25%
10% or more	100%
12% or more	125%

Awards will vest on a straight line basis between each of the threshold points.  There will be no opportunity for retesting if the condition is not met over the Test Period.

3.

The Committee will have the discretion to increase the EPS growth performance hurdles stated in the table at paragraph 5 above in order to take into account any movement in the rate of inflation.

Overriding Power

4.

The Committee may in its absolute discretion at any time reduce or cancel Awards previously granted to Participants based on the Committee’s assessment of (a) whether EPS growth is a fair reflection of the progress of the Group’s business having regard to underlying revenue growth, cash generation, return on capital and any significant inflation changes, and (b) individual performance of a Participant.  This power shall apply even if the EPS growth target has been or is expected to be met.

JW

APPENDIX 1
SCHEME APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Awards to employees of Elsevier Reed Finance BV (ERF) or of companies under the Control of ERF, it may grant Awards pursuant to this Appendix, and the following provisions shall apply:

(A)

The Rules of the Scheme shall apply to the grant of Awards under this Appendix subject to the modifications contained in the following paragraphs.

(B)

The definition of Group shall be construed as including ERF and every company which is under the Control of ERF;

(C)

The definition of Share Option Scheme shall be amended as follows:

“Share Option Scheme means any employee share option scheme established by the Company or RE PLC or ERF, which relates to UK Shares;” and

(D)

Awards shall not be granted under this Appendix without the agreement of the supervisory board of ERF.

JW